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Form of Proxy - Special Meeting to be held on January 9, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 4:30 pm, Calgary time, on January 4, 2008.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

HOLDER ACCOUNT NUMBER **ACCESS NUMBER**

Appointment of Proxyholder

The undersigned holder of trust units ("Unitholder") of Canetic Resources Trust ("Canetic") hereby appoints Jack C. Lee, the Chairman of Canetic Resources Inc. ("CRI") (the administrator of Canetic), of the City of Calgary, in the Province of Alberta, or, failing him, J. Paul Charron, President and Chief Executive Officer of CRI, of the City of Calgary, in the Province of Alberta,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the special meeting (the "Canetic Meeting") of holders of trust units of Canetic ("Canetic Units"), to be held on January 9, 2008 at 9:00 a.m. (Calgary time) in the Ballroom of the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Canetic Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Plan of Arrangement

Passing, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement dated November 30, 2007 (the "Information Circular") of Canetic, to approve a plan of arrangement under section 193 of the Business Corporations Act (Alberta) and all transactions contemplated thereby, all as more particularly described in the Information Circular;

For	Against
☐	☐

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2. Other Matters

At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Canetic Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

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